Exhibit 99.2

SOLOWIN HOLDINGS

(the “Company”)

PROXY FOR EXTRAORDINARY GENERAL MEETING OF MEMBERS

Solicited on Behalf of the Board of Directors of the Company for the Extraordinary General Meeting of Members (the “Extraordinary Meeting”) to be held on October 13, 2026, at 10:00 a.m. Eastern Time, at Room 1910-1912A, Tower 3, China Hong Kong City, 33 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong

The undersigned hereby acknowledges receipt of the notice of the Extraordinary Meeting and the proxy statement, each dated October 2, 2026, and appoints Ling Ngai Lok, Shing Tak Tam and Lili Liu, and each of them, with full power of substitution, to act as proxies for the undersigned and authorizes them to represent and vote all of the ordinary shares of the Company that the undersigned is entitled to vote at the Extraordinary Meeting, and any adjournment or postponement thereof, with respect to all of the matters set forth below, and with discretionary authority as to any other matters that may properly come before the Extraordinary Meeting or any adjournment or postponement thereof.

This proxy card must be signed by the person registered in the register of members of the Company at the close of business on September 30, 2026 (Eastern Time) (the “Record Date”). In the case of a corporation, this Proxy Card must be executed under its seal or under the hand of a duly authorized officer, attorney or other person authorised to sign the same.

PROPOSAL NO. 1 – THE SHARE CONSOLIDATION

RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

“effective on October [26], 2026, or such other date as may be determined in coordination with Nasdaq as the market effective date for the Share Consolidation, as determined by the board of Directors of the Company (the “Board”):

(i) the consolidation of each of the issued and unissued Class A ordinary shares of a par value of US$0.0001 each, and each of the issued and unissued Class B ordinary shares of a par value of US$0.0001, at a ratio 1-for-200 (the “Share Consolidation”) be and is hereby approved such that (i) every 200 existing authorised issued and unissued Class A ordinary shares of a par value US$0.0001 each be consolidated into 1 Class A ordinary shares of a par value US$0.02 each, and (ii) every 200 existing authorised issued and unissued Class B ordinary shares of a par value US$0.0001 each be consolidated into 1 Class B ordinary shares of a par value US$0.02 each, such that following the Share Consolidation becoming effective, the authorised share capital of the Company of US$100,000 divided into 1,000,000,000 shares of a par value of US$0.0001 each, consisting of (i) 950,000,000 Class A ordinary shares of a par value of US$0.0001 each and (ii) 50,000,000 Class B ordinary shares of a par value of US$0.0001 each shall become US$100,000 divided into 5,000,000 shares of a par value of US$0.02 each, comprising (a) 4,750,000 Class A ordinary shares of a par value of US$0.02 each and (b) 250,000 Class B ordinary shares of a par value of US$0.02 each;

(ii) any fractional entitlements to shares resulting from the Share Consolidation shall be rounded up to the nearest whole share, and each holder who would otherwise be entitled to a fraction of a share shall receive one whole share in lieu of such fraction; and

(iii) each Director be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects.”

For ☐	Against ☐	Abstain ☐

PROPOSAL NO. 2 – THE SHARE CAPITAL INCREASE

RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

“(i) subject to and immediately following the Share Consolidation taking effect, the authorised share capital of the Company be increased from US$100,000 divided into 5,000,000 shares of a par value of US$0.02 each consisting of (a) 4,750,000 Class A ordinary shares of a par value of US$0.02 each and (b) 250,000 Class B ordinary shares of a par value of US$0.02 each TO US$5,000,000,000 divided into 250,000,000,000 shares of a par value of US$0.02 each, consisting of (a) 200,000,000,000 Class A ordinary shares of a par value of US$0.02 each, (b) 25,000,000,000 Class B ordinary shares of a par value of US$0.02 each, and (c) 25,000,000,000 shares of a par value of US$0.02 each of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company (the “Share Capital Increase”) by the creation of an additional (a) 199,995,250,000 Class A ordinary shares of a par value of US$0.02 each, (b) 24,999,750,000 Class B ordinary shares of a par value of US$0.02 each, and (c) 25,000,000,000 shares of a par value of US$0.02 each of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company; and

(ii) each Director be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects.”

For ☐	Against ☐	Abstain ☐

PROPOSAL NO. 3 – THE CHANGE OF VOTING POWER

RESOLVED, AS A SPECIAL RESOLUTION, THAT:

“conditional upon the approval of the holders of the Class B ordinary shares to the variation of the rights attached to the Class B ordinary shares, the existing second amended and restated articles of association be amended to change the voting power of the Class B ordinary shares as follows:

(a)	The last sentence of article 10 (b) be deleted in its entirety and be replaced by the following:

“Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to fifty (50) votes on all matters subject to the vote at general meetings of the Company.”

(b)	Article 67(2)(b) be deleted in its entirety and be replaced by the following:

“(b) every Member holding Class B Ordinary Shares present in person (or being a corporation, is present by a duly authorised representative), or by proxy shall have fifty (50) votes for every fully paid Class B Ordinary Share of which he is the holder and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative shall have fifty (50) votes for every fully paid Class B Ordinary Share of which he is the holder.”

For ☐	Against ☐	Abstain ☐

PROPOSAL NO. 4 – THE THIRD AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

RESOLVED, AS A SPECIAL RESOLUTION, THAT:

“subject to and immediately following the Share Consolidation, the Share Capital Increase, and the Change of Voting Power taking effect, the third amended and restated memorandum of association and articles of association of the Company as set forth in Appendix A to this notice (the “Third Amended and Restated Memorandum and Articles of Association”) be and are hereby approved and adopted as the memorandum of association and articles of association of the Company in substitution for, and to the exclusion of, the existing second amended and restated memorandum of association and articles of association of the Company with immediate effect, and any Director or company secretary of the Company be and is hereby authorised to do all such acts and things and execute all such documents, deeds and make all such arrangements that he shall, in his/her absolute discretion, deem necessary or expedient to implement the adoption of the Third Amended and Restated Memorandum and Articles of Association.”

For ☐	Against ☐	Abstain ☐

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposal described above and in the discretion of each of the proxies on any other matters that properly comes before the Extraordinary Meeting.

Your vote matters- here’s how to vote!

●	TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

●	TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

●	TO VOTE BY FAX: Please fax this proxy card to 1.727.269.5616

●	TO VOTE BY MAIL: Please sign, date, and mail to

Proxy Team15

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

●	To vote in person at the EXTRAORDINARY meeting: You can attend the Extraordinary Meeting and vote in person. However, if your ordinary shares are held in the name of your broker, bank or other nominee, you will need to obtain a proxy form from the institution that holds your ordinary shares indicating that you were the beneficial owner of the Company’s ordinary shares on the Record Date for voting at the Extraordinary Meeting.

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If ordinary shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Dated:

Shareholder Name:

Signature of Shareholder:

Signature of Joint Shareholder: